UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67360 /July 6, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14911

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In the Matter of

	:	
AEGIS ASSESSMENTS, INC.,	:	
APC GROUP, INC.,	:	ORDER MAKING FINDINGS AND
AURELIO RESOURCE CORP.,	:	REVOKING REGISTRATIONS
BIOAUTHORIZE HOLDINGS, INC., and	:	BY DEFAULT AS TO FOUR
FONIX CORPORATION	:	RESPONDENTS

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The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on June 7, 2012, alleging that the five Respondents are corporations with securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act), and that each has failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13, by failing to file required periodic reports with the Commission for several years. An Initial Decision is required within 120 days of service of the OIP. All Respondents were served with the OIP by June 9, 2012, and were required to file an Answer within ten days. OIP at 3; 17 C.F.R. § 201.220(b).

Findings of Fact and Conclusions of Law

In its Answer filed on June 26, 2012, BioAuthorize Holdings, Inc. (BioAuthorize) stated that it had filed a Form 15, Notice of Termination of Registration under Section 12(g) of the Exchange Act, on June 21, 2012. BioAuthorize participated in the prehearing conference on July 2, 2012, at which the Division of Enforcement did not disagree with my decision to wait ninety days, or until approximately September 19, 2012, to allow the withdrawal of BioAuthorize's registered securities to become effective by operation of law.

Aegis Assessments, Inc. (Aegis), APC Group, Inc. (APC), Aurelio Resource Corp. (Aurelio), and Fonix Corporation (Fonix) are in default because they did not answer the OIP, did not participate in the prehearing conference, and have not otherwise defended the proceeding.

<u>See</u> 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP true as to each of them. <u>See</u> 17 C.F.R. § 201.155(a).

Aegis, Central Index Key (CIK) No. 1183075, is a void Delaware corporation located in Scottsdale, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Aegis is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended January 31, 2007, which reported a net loss of $2,456,029 for the prior six months. As of June 5, 2012, the common stock of Aegis was quoted on OTC Link, operated by OTC Markets Group, Inc., had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

APC, CIK No. 1354003, is a Nevada corporation located in Scottsdale, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). APC is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended August 31, 2009, which reported a net loss of $327,977 for the prior nine months. As of June 5, 2012, the common stock of APC was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Aurelio, CIK No. 1295803, is a Nevada corporation located in Littleton, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Aurelio is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of $2,457,368 for the prior nine months. As of June 5, 2012, the common stock of Aurelio was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Fonix, CIK No. 855585, is a void Delaware corporation located in Lindon, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Fonix is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of $50,000 for the prior nine months. As of June 5, 2012, the common stock of Fonix was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers with classes of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports. Specifically, Exchange Act Rules 13a-1 and 13a-13 require issuers to file annual and quarterly reports, respectively. By failing to file periodic reports, Aegis, APC, Aurelio, and Fonix have violated Exchange Act Section 13(a) and Exchange Rules 13a-1 and 13a-13.

Section 12(j) of the Exchange Act authorizes the Commission, when it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of Aegis, APC, Aurelio, and Fonix is both necessary and appropriate for the protection of investors. See SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977).

Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Aegis Assessments, Inc., APC Group, Inc., Aurelio Resource Corp., and Fonix Corporation is REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge